                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                        AMENDMENT NO. 3 TO SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (FINAL AMENDMENT)

                                   ----------

                            ZACHARY BANCSHARES, INC.
                                (Name of Issuer)

                                   ----------

                            ZACHARY BANCSHARES, INC.,
                                  NEW ZBI, INC.
                                     - and -
                                 BANK OF ZACHARY
                      (Name of Person(s) Filing Statement)

                                   ----------

                         COMMON STOCK, $10.00 PAR VALUE
                         (Title of Class of Securities)

                                   ----------

                                    988820106
                      (Cusip Number of Class of Securities)

                                   ----------

Harry S. Morris, Jr.                Copy to:   J. Michael Robinson, Jr.
Zachary Bancshares, Inc.                       Kantrow, Spaht, Weaver & Blitzer
4743 Main Street                               (A Professional Law Corporation)
Zachary, Louisiana 70791                       P. O. Box 2997
Phone:   (225) 654-2701                        Baton Rouge, Louisiana 70821-2997
Fax:     (225) 654-5319                        Phone:  (225) 383-4703
                                               Fax:    (225) 343-0637

            (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.       [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]    The filing of a registration statement under the Securities Act of 1933.

c.       [ ]    A tender offer.

d.       [ ]    None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE


                                               AMOUNT OF
TRANSACTION VALUATION*                         FILING FEE
$1,332,730 ..............................         $123

* The filing fee was determined based upon the product of (a) the estimated 19,039 shares of common stock proposed to be acquired from shareholders in the merger and (b) the merger consideration of $70.00 per share of common stock (the "Total Consideration"). Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.

[X]      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $123
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Zachary Bancshares, Inc.
Date Filed: December 17, 2002

                                  INTRODUCTION


         This final amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (as amended, the "Schedule 13E-3"), is being filed jointly by Zachary Bancshares, Inc., a Louisiana corporation and registered bank holding company (the "Company"), Bank of Zachary, a Louisiana state bank and, New ZBI, Inc., a Louisiana corporation (a newly-formed, wholly-owned subsidiary of the Company) in connection with the merger (the "Merger") of New ZBI, Inc. with and into the Company, with the Company being the surviving corporation to the Merger (the "13e-3 Transaction"). The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of November 27, 2002 (the "Merger Agreement"), between the Company and New ZBI, Inc.

         The results of the 13e-3 Transaction are as follows:

         1. A special meeting of shareholders of the Company was held on March 11, 2003. At such special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with Louisiana Business Corporation Law and the Company's Articles of Incorporation.

         2. The 13e-3 Transaction occurred on March 12, 2003, upon the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.

         3. As of the Effective Time, each share of common stock of the Company, par value $10.00 per share (the "Common Stock"), held of record by a shareholder who owned, as of November 1, 2002, fewer than 150 shares of Common Stock was converted into the right to receive $70.00 in cash from the Company and each share of the Common Stock held of record by a shareholder who owned, as of November 1, 2002, 150 or more shares of Common Stock was not effected by the Merger and remains outstanding.

         4. Concurrently with the filing of this Schedule 13E-3, a Form 15 will be filed with the Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 12, 2003          ZACHARY BANCSHARES, INC.

                                       By: /s/ HARRY S. MORRIS, JR.
                                          --------------------------------------
                                       Name:    Harry S. Morris, Jr.
                                       Title:   President


                                       NEW ZBI, INC.

                                       By: /s/ HARRY S. MORRIS, JR.
                                          --------------------------------------
                                       Name:    Harry S. Morris, Jr.
                                       Title:   President


                                       BANK OF ZACHARY

                                       By: /s/ HARRY S. MORRIS, JR.
                                          --------------------------------------
                                       Name:    Harry S. Morris, Jr.
                                       Title:   President